Exhibit 99.1
Home Inns Reports First Quarter 2011 Financial Results
Revenues Increased 11% Year over Year to $757 million
Additional 178 New Hotels Contracted or under Construction
Shanghai, May 9, 2011 — Home Inns & Hotels Management Inc. (NASDAQ: HMIN), a leading economy hotel chain in China, today announced its unaudited financial results for the first quarter ended March 31, 2011.
First Quarter 2011 Financial Highlights
•	Total revenues for the first quarter increased 10.8% year over year to RMB 756.6 million (US$115.5 million).
•	Net income attributable to Home Inns’ shareholders for the quarter was RMB 32.5 million (US$5.0 million). Net income was reduced by share-based compensation expenses of RMB 17.0 million (US$2.6 million), foreign exchange loss of RMB 1.6 million (US$0.2 million), one-time corporate spending of RMB11.5 million (US$1.8 million) and, increased by gain from fair value change of convertible notes of RMB 15.1 million (US$2.3 million). This compared to a net income attributable to Home Inns’ shareholders of RMB 46.1 million in the first quarter of 2010, which was reduced by share-based compensation expenses of RMB 9.4 million, foreign exchange loss of RMB 0.3 million and, increased by gain on buy-back of convertible bonds of RMB 0.5 million.
•	Income from operations for the quarter was RMB 31.5 million (US$4.8 million), compared to that of RMB 61.6 million in the same period of 2010. Income from operations excluding share-based compensation expenses (non-GAAP) was RMB 48.5 million (US$7.4 million) for the quarter, compared to RMB 71.0 million in the same period of 2010. The anticipated new hotels’ dilutive impact, high pre-opening costs and one-time spending gave rise to unfavorable impact on overall income from operations.
•	EBITDA (non-GAAP) for the quarter was RMB 137.5 million (US$21.0 million). Excluding any share-based compensation expenses, foreign exchange loss, gain on buy-back of convertible bonds and gain from fair value change of convertible notes, adjusted EBITDA (non-GAAP) for the quarter was RMB 141.0 million (US$21.5 million), compared to RMB 154.9 million for the same period of 2010.
•	Diluted earnings per ADS for the quarter were RMB 0.11 (US$0.02); adjusted diluted earnings per ADS (non-GAAP) for the quarter were RMB 0.79 (US$0.12).

This announcement contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.5483 to US$1.00, the noon buying rate as of March 31, 2011 in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York.
Diluted earnings per ADS exclude foreign exchange gain from convertible notes issued in December 2010, and gain from fair value change of convertible notes. Adjusted diluted earnings per ADS (non-GAAP) exclude foreign exchange loss, share-based compensation expenses and gain from fair value change of convertible notes. Please refer to “Reconciliations of GAAP and Non-GAAP Results” at the end of this press release.
“Despite seasonality and dilutive impact of new hotels, we achieved our operational targets as business and leisure travel volume trended up and returning to normal after the Chinese New Year’s holiday. More importantly, our development pipeline strengthened significantly, positioning us well to deliver on our growth commitment for the year and the longer term.” said Mr. David Sun, Home Inns’ Chief Executive Officer.
Operational Highlights
•	During the first quarter of 2011, Home Inns opened 32 new hotels, including 1 new leased-and-operated hotel and 31 new franchised-and-managed hotels. During the quarter, there was one leased-and-operated hotel closure due to municipal city planning and rezoning and one franchised-and-managed hotels closure due to early termination of contract due to non-compliance by the franchisee.
•	As of March 31, 2011, Home Inns operated across 150 cities in China with a total of 848 hotels (net of two closures), of which 454 were leased-and-operated hotels (including one Yitel Hotel under Home Inns’ mid-scale hotel brand), and 394 were franchised-and-managed hotels. The average number of guest rooms per hotel was 115.
•	In addition, Home Inns had another 71 leased-and-operated hotels and 107 franchised-and-managed hotels contracted or under construction as of March 31, 2011.
•	As of March 31, 2011, Home Inns had 3.93 million active non-corporate members, representing a 41% increase from 2.78 million as of March 31, 2010. Room nights sold to active non-corporate members consistently represented over 50% of total room nights sold.
•	The occupancy rate for all hotels in operation was 85.1% in the first quarter of 2011, compared with 90.5% in the same period in 2010 and 90.4% in the previous quarter.

The decrease in occupancy rate year over year was mainly driven by more new hotels in their early stages of ramping-up during the quarter compared to a year ago. The sequential decrease in occupancy resulted from normal seasonality as business activity tends to slow down during the first quarter due to the Chinese New Year holidays.
•	RevPAR, defined as revenue per available room, was RMB 140 in the first quarter of 2011, compared with RMB 144 in the same period in 2010 and RMB 156 in the previous quarter. The year-over-year RevPAR decrease was the net result of a lower occupancy rate partially offset by a 4% increase in average daily rate, or ADR, from RMB 159 to RMB 165. The sequential decrease in RevPAR was mainly due to seasonality, and absence of one-time benefit from the Shanghai World Expo which ended October 31, 2010.
•	RevPAR for Home Inns’ hotels that had been in operation for at least 18 months was RMB 149 for the first quarter of 2011, compared to RMB 147 for the same group of hotels in the first quarter of 2010. This favorable comparison was attributable to a higher ADR.
“Our mature hotels remain operationally stable and we are confident that we will successfully execute our expansion plan for the year,” Mr. Sun continued, “As we move through the balance of 2011, we will continue to focus on investing in the future, increasing portfolio presence, improving productivity and efficiency and refining and executing our multi-brand strategy. Given a stable Chinese economic environment and healthy growth prospect of the travel industry, Home Inns is well positioned to deliver future profitable growth.”
First Quarter 2011 Financial Results
Home Inns’ total revenues for the first quarter of 2011 were RMB 756.6 million (US$115.5 million), an increase of 10.8% year over year.
•	Total revenues from leased-and-operated hotels for the first quarter of 2011 were RMB 687.3 million (US$105.0 million), representing a 7.9% increase year over year and a 5.2% decrease sequentially. The increase year over year was mainly driven by a greater number of hotels in operations with an overall higher ADR, however, lower occupancy rate. The sequential decrease was mainly due to seasonality and absence of price premium from the one-time World Expo event.

•	Total revenues from franchised-and-managed hotels for the first quarter of 2011 were RMB 69.3 million (US$10.6 million), representing a 51.1% increase year over year and a 5.2% decrease sequentially. The year over year increase in revenues from franchised-and-managed hotels for the quarter was mainly driven by a larger number of such hotels in operation. The sequential decrease was due to a reduced fee-revenue base driven by seasonality and absence of Shanghai World Expo.
Total operating costs and expenses for the first quarter of 2011 were RMB 676.9 million (US$103.4 million). Total operating costs and expenses excluding share-based compensation expenses (non-GAAP) for the quarter increased 15.8% from the same quarter last year to RMB 659.9 million (US$100.8 million), representing 87.2% of total revenues, compared with 83.5% for the same quarter a year ago and 79.4% for the previous quarter. Overall costs were within expectations with the exception of increases in general and administrative expenses due to one-time spending.
•	Total leased-and-operated hotel costs for the first quarter of 2011 were RMB 592.7 million (US$90.5 million), representing 86.2% of the leased-and-operated hotel revenues. This compared to 81.9% for the same quarter in 2010 and 79.7% for the previous quarter. The year-over-year increase in leased-and-operated hotel costs as a percentage of leased-and-operated hotel revenues was due to higher pre-opening costs for hotels under construction and a higher mix of new hotels operating with full costs yet limited revenue contribution. The sequential increase was also due to a seasonally smaller revenue base during the first quarter.

•	Personnel costs of franchised-and-managed hotels for the first quarter of 2011 was RMB 10.3 million (US$1.6 million), representing 14.8% of franchised-and-managed hotel revenues. This compared to 21.0% for the same quarter in 2010 and 16.5% for the previous quarter. These costs are for the salary and benefits of the general managers of the franchised-and-managed hotels.

•	Sales and marketing expenses for the first quarter of 2011 were RMB 10.0 million (US$1.5 million), or 1.3% of total revenues compared with RMB 7.5 million or 1.1% of total revenues in the same period of 2010 and RMB 7.3 million or 0.9% of total revenues for the previous quarter.

•	General and administrative expenses for the first quarter of 2011 were RMB 64.0 million (US$9.8 million) which includes share-based compensation expenses of RMB 17.0 million (US$2.6 million) and one-time spending of RMB 11.5 million (US$1.8 million) related to potential strategic opportunities. General and administrative expenses excluding share-based compensation expenses (non-GAAP) were RMB 47.0 million (US$7.2 million), or 6.2% of the total revenues, compared with 4.6% of the total revenues in the same period of 2010 and 4.6% in the previous quarter. Before one-time spending, general and administrative expenses were within normal range.
The above resulted in an income from operations for the first quarter of 2011 of RMB 31.5 million (US$4.8 million). Income from operations excluding share-based compensation expenses (non-GAAP) was RMB 48.5 million (US$7.4 million), compared to an income from operations of RMB 71.0 million in the same period of 2010 and an income from operations of RMB 116.1 million in the previous quarter. The main reasons for the year-over-year decrease in income from operations were higher pre-opening costs, higher number of new leased-and-operated hotels in operations contributing limited revenue while incurring full operating costs, and higher general and administrative expense driven by one-time charges. The sequential decrease in income from operations was mainly driven by lower RevPAR from seasonality, absence of Shanghai World Expo price premium, hence lower revenue, and higher general and administrative expenses including one-time charges.
EBITDA (non-GAAP) for the first quarter of 2011 was RMB 137.5 million (US$21.0 million). Excluding any share-based compensation expenses, foreign exchange loss and gain from fair value change of convertible notes, adjusted EBITDA (non-GAAP) was RMB 141.0 million (US$21.5 million), or 18.6% of total revenues, a decrease of 4.1 percentage points year over year.
Net income attributable to Home Inns’ shareholders for the quarter was RMB 32.5 million (US$5.0 million). Adjusted net income attributable to Home Inns’ shareholders (non-GAAP), which excludes any share-based compensation expenses, foreign exchange loss, any gain on buy-back of convertible bonds and gain from fair value change of convertible notes, was RMB 36.0 million (US$5.5 million) for the first quarter of 2011, compared with that of RMB 55.2 million from the same period a year ago.
Basic earnings per share for the first quarter of 2011 were RMB 0.40 (US$0.06), while diluted earnings per share were RMB 0.06 (US$0.01). Basic earnings per ADS were RMB 0.80 (US$0.12), while diluted earnings per ADS were RMB 0.11 (US$0.02). Excluding any share-based compensation expenses, foreign exchange loss and gain from fair value change of convertible notes, adjusted basic earnings per share (non-GAAP) were RMB 0.44 (US$0.07), while adjusted diluted earnings per share (non-GAAP) were RMB 0.39 (US$0.06). Adjusted basic earnings per ADS (non-GAAP) were RMB 0.88 (US$0.13), and adjusted diluted earnings per ADS (non-GAAP) were RMB 0.79 (US$0.12).
Net operating cash flow for the first quarter of 2011 was RMB 55.4 million (US$8.5 million), compared to RMB 80.2 million from the first quarter of 2010. Capitalized expenditures for the quarter were RMB 123.3 million (US$18.8 million), while related cash paid for capital expenditures during the quarter was RMB 145.4 million (US$22.2 million).
As of March 31, 2011, Home Inns had cash and cash equivalents of RMB 2.29 billion (US$349.5 million). The outstanding balance of its convertible bonds (issued in 2007) was RMB 159.6 million (US$24.4 million) including principal and accrued interest and outstanding balance of long-term financial liability (measured at fair value) arose from the convertible notes issued in December 2010 was RMB 1.2 billion (US$183.3 million).
Outlook for Second Quarter 2011
Home Inns expects its total revenues in the second quarter of 2011 to be in the range of RMB 905 million (US$138.2 million) to RMB 925 million (US$141.3 million), representing a 12-15% year-over-year increase. This forecast reflects Home Inns’ current and preliminary view, which is subject to change. Our revenue guidance for the full year 2011 remains unchanged.
Conference Call Information
Home Inns’ management will hold an earnings conference call at 9 PM on May 9, 2011 U.S. Eastern Daylight Time (9 AM on May 10, 2011 Beijing/Hong Kong time).
Dial-in details for the earnings conference call are as follows:

China Mainland (toll free): Hong Kong: U.S. (toll free): U.S. and International:	+10.800.130.0399 +852.3002.1672 +1.800.884.5695 +1.617.786.2960

Passcode for all regions:	Home Inns
A replay of the conference call may be accessed by phone at the following numbers until the end of May 16, 2011 U.S. Eastern Daylight Time.

U.S. toll free: International: Passcode:	+1.888.286.8010 +1.617.801.6888 34803139
Live and archived webcasts of this conference call will be available at http://english.homeinns.com.
Annual Report
Home Inns filed its Annual Report on Form 20-F for the year ended December 31, 2010 with the Securities and Exchange Commission on April 27, 2011. The Annual Report on Form 20-F can be accessed through the “SEC Filings” page on the Home Inns website at http://english.homeinns.com. Home Inns will provide a hard copy of its complete audited financial statements free of charge to its shareholders and ADS holders upon request. Requests should be directed to zjruan@homeinns.com or Investor Relations Department,

Home Inns & Hotels Management Inc., No.124 Caobao Road, Xuhui District, Shanghai 200235, People’s Republic of China.
About Home Inns
Home Inns is a leading economy hotel chain in China based on the number of hotels and hotel rooms, as well as the geographic coverage of the hotel chain. Since Home Inns commenced operations in 2002, it has become one of the best-known economy hotel brands in China. Home Inns offers a consistent product and high-quality services to primarily serve the fast growing population of value-conscious individual business and leisure travelers who demand clean, comfortable and convenient lodging. Home Inns’ ADSs, each of which represents two ordinary shares, trade on the NASDAQ Global Select Market under the symbol “HMIN.” For more information about Home Inns, please visit http://english.homeinns.com.
Safe Harbor
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Any statements in this press release that are not historical facts are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include our anticipated growth strategies; our future results of operations and financial condition; the economic conditions of China; the regulatory environment in China; our ability to attract customers and leverage our brand; trends and competition in the lodging industry; the expected growth of the lodging market in China; and other factors and risks detailed in our filings with the Securities and Exchange Commission. This press release also contains statements or projections that are based upon information available to the public, as well as other information from sources which management believes to be reliable, but it is not guaranteed by us to be accurate, nor do we purport it to be complete. We undertake no obligation to update or revise to the public any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by applicable law.
Non-GAAP Financial Measures
To supplement Home Inns’ unaudited consolidated financial results presented in accordance with U.S. GAAP, Home Inns uses the following non-GAAP measures: total operating costs and expenses excluding share-based compensation expenses, general and administrative expenses excluding share-based compensation expenses, income from operations excluding share-based expenses, adjusted net income attributable to shareholders excluding foreign exchange gain or loss, share-based compensation expenses, gain on buy-back of convertible bonds, issuance costs for convertible notes and gain or loss from fair value change of convertible notes, adjusted basic and diluted earnings per ADS and per share excluding foreign exchange gain or loss, share-based compensation expenses, gain on buy-back of convertible bonds, issuance costs for convertible notes and gain or loss from fair value change of convertible notes, EBITDA and adjusted EBITDA excluding foreign exchange gain or loss, share-based compensation expenses, gain on buy-back of convertible bonds, issuance costs for convertible notes and gain or loss from fair value change of convertible notes. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of GAAP and non-GAAP results” set forth at the end of this press release.
Home Inns believes that in conjunction with GAAP financial measures, these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity and both management and investors benefit from referring to these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. Management believes that EBITDA, defined as earnings before interest, income tax expense, depreciation and amortization, is a useful financial metric to assess Home Inns’ operating and financial performance before the impact of investing and financing transactions and income taxes. In addition, management believes that EBITDA is widely used by other companies in the lodging industry and may be used as an analysis tool by both management and investors to measure and compare Home Inns’ operational and financial performance with industry peers.
One of the limitations of using non-GAAP income from operations, EBITDA, adjusted EBITDA and non-GAAP net income attributable to shareholders is that they do not include all items that impact Home Inns’ net income for the period. These non-GAAP measures exclude share-based compensation expenses, which have been and will continue to be a significant recurring expense in its business. In addition, its EBITDA and adjusted EBITDA may not be comparable to EBITDA or similarly titled measures utilized by other companies since such other companies may not calculate EBITDA in the same manner as Home Inns does. Management compensates for this and other limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. Home Inns computes the non-GAAP financial measures using the same consistent method from quarter to quarter. Reconciliations of GAAP and non-GAAP results are included at the end of this press release.
The presentation of EBITDA and adjusted EBITDA should not be construed as an indication that Home Inns’ future results will be unaffected by other charges and gains Home Inns considers to be outside the ordinary course of its business.

For investor and media inquiries, please contact:
Ethan Ruan
Home Inns & Hotels Management Inc.
Tel: +86-21-3401-9898 x2004
Email: zjruan@homeinns.com
Tom Evrard
FD Beijing
Tel: +86-10-8591-1951
Email: tom.evrard@fd.com

Home Inns & Hotels Management Inc.
Unaudited Condensed Consolidated Balance Sheet

	December 31, 2010	March 31, 2011
	RMB ’000	RMB ’000	US$ ’000

ASSETS
Current assets:
Cash and cash equivalents	2,382,643	2,288,926	349,545
Restricted cash	21,552	1,267	193
Accounts receivable	43,274	49,254	7,522
Receivables from related parties	5,659	6,320	965
Consumables	25,459	23,770	3,630
Prepayments and other current assets	77,886	67,988	10,383
Deferred tax assets, current	42,613	44,661	6,820

Total current assets	2,599,086	2,482,186	379,058

Property and equipment, net	2,104,393	2,138,146	326,519
Goodwill	390,882	390,882	59,692
Intangible assets, net	42,393	41,188	6,290
Other assets	50,473	52,384	8,000
Deferred tax assets, non-current	98,918	109,285	16,689

Total assets	5,286,145	5,214,071	796,248

LIABILITIES
Current liabilities:
Accounts payable	45,742	32,128	4,906
Payables to related parties	4,182	4,561	697
Salaries and welfare payable	141,839	55,790	8,520
Income tax payable	42,397	36,821	5,623
Other taxes payable	15,308	18,046	2,756
Deferred revenues	73,150	86,151	13,156
Other unpaid and accruals	96,840	111,475	17,023
Other payables	419,118	366,015	55,896

Total current liabilities	838,576	710,987	108,577

Deferred rental	191,034	204,882	31,288
Deferred revenues, non-current	56,996	59,944	9,154
Deposits	33,454	37,672	5,753
Unfavorable lease liability	13,211	12,862	1,964
Convertible bonds, non-current	159,402	159,598	24,372
Financial liability (Convertible notes measured at fair value)	1,227,577	1,200,201	183,284
Deferred tax liability, non-current	11,552	11,457	1,750

Total liabilities	2,531,802	2,397,603	366,142

	December 31, 2010	March 31, 2011
	RMB ’000	RMB ’000	US$ ’000

Commitments and contingencies

Shareholders’ equity
Ordinary shares (US$0.005 par value; 200,000,000 shares authorized, 81,716,084 and 82,046,440 shares issued and outstanding as of December 31, 2010 and March 31, 2011, respectively)	3,257	3,268	499
Additional paid-in capital	1,913,734	1,939,166	296,133
Statutory reserves	94,114	94,114	14,372

Retained earnings	732,194	764,713	116,780

Total Home Inns shareholders’ equity	2,743,299	2,801,261	427,784

Noncontrolling interests	11,044	15,207	2,322

Total shareholders’ equity	2,754,343	2,816,468	430,106

Total liabilities and shareholders’ equity	5,286,145	5,214,071	796,248

	—	—

Note 1:	The conversion of Renminbi (“RMB”) into United States dollars (“US$”) is based on rate of US$1.00=RMB6.5483 on March 31, 2011, representing the certificated exchange rate published by the Federal Reserve Board.

Home Inns & Hotels Management Inc.
Unaudited Condensed Consolidated Statement of Operations

	Quarter Ended
	March 31,	December 31,	March 31,
	2010	2010	2011
	RMB ’000	RMB ’000	RMB ’000	US$ ’000

Revenues:
Leased-and-operated hotels	637,073	724,905	687,287	104,957
Franchised-and-managed hotels	45,825	73,036	69,263	10,577

Total revenues	682,898	797,941	756,550	115,534
Less: Business tax and related surcharges	(41,942)	(48,627)	(48,164)	(7,355)

Net revenues	640,956	749,314	708,386	108,179

Operating costs and expenses:
Leased-and-operated hotel costs —
Rents and utilities	(223,723)	(232,294)	(268,741)	(41,040)
Personnel costs	(116,702)	(125,460)	(123,411)	(18,846)
Depreciation and amortization	(79,982)	(78,065)	(85,614)	(13,074)
Consumables, food and beverage	(36,791)	(53,510)	(42,440)	(6,481)
Others	(64,579)	(88,072)	(72,542)	(11,078)

Total leased-and-operated hotel costs	(521,777)	(577,401)	(592,748)	(90,519)

Personnel costs of Franchised-and-managed hotels	(9,623)	(12,030)	(10,262)	(1,567)
Sales and marketing expenses	(7,474)	(7,282)	(9,954)	(1,520)
General and administrative expenses	(40,435)	(52,234)	(63,952)	(9,766)

Total operating costs and expenses	(579,309)	(648,947)	(676,916)	(103,372)

Income from operations	61,647	100,367	31,470	4,807

Interest income	1,615	3,374	5,084	776
Interest expense	(435)	(891)	(6,264)	(957)
Issuance costs for convertible notes	—	(42,559)	—	—
(Loss)/gain on change in fair value of convertible notes	—	(9,040)	15,086	2,304
Gain on buy-back of convertible bonds	500	—	—	—
Non-operating income	2,352	5,340	5,610	857
Foreign exchange loss, net	(319)	(1,854)	(1,568)	(239)

Income before income tax expense and noncontrolling interests	65,360	54,737	49,418	7,548

Income tax expense	(17,796)	(20,269)	(15,688)	(2,396)

Net income	47,564	34,468	33,730	5,152

	Quarter Ended
	March 31,	December 31,	March 31,
	2010	2010	2011
	RMB ’000	RMB ’000	RMB ’000	US$ ’000

Less:Net income attributable to noncontrolling interests	(1,512)	(1,423)	(1,211)	(185)

Net income attributable to Home Inns’ shareholders	46,052	33,045	32,519	4,967

Earnings per share
— Basic	0.57	0.41	0.40	0.06

— Diluted	0.54	0.39	0.06	0.01

Weighted average ordinary shares outstanding
— Basic	80,330	81,575	81,811	81,811

— Diluted	84,873	85,052	91,413	91,413

Share-based compensation expense was included in the statement of operations as follows:
General and administrative expenses	9,361	15,705	16,991	2,595

Note 1:	The conversion of Renminbi (“RMB”) into United States dollars (“US$”) is based on rate of US$1.00=RMB6.5483 on March 31, 2011, representing the certificated exchange rate published by the Federal Reserve Board.

Home Inns & Hotels Management Inc.
Reconciliation of GAAP and Non-GAAP Results

	Quarter Ended March 31, 2011
	GAAP	%of Total	Share-based	%of Total		%of Total
	Result	Revenue	Compensation	Revenue	Non-GAAP Result	Revenue
	RMB ’000		RMB ’000		RMB ’000
	(unaudited)		(unaudited)		(unaudited)

Leased-and-operated hotel costs	(592,748)	78.3%	—	0.0%	(592,748)	78.3%
Personnel costs of Franchised-and-managed hotels	(10,262)	1.4%	—	0.0%	(10,262)	1.4%
Sales and marketing expenses	(9,954)	1.3%	—	0.0%	(9,954)	1.3%
General and administrative expenses	(63,952)	8.5%	16,991	2.2%	(46,961)	6.2%

Total operating costs and expenses	(676,916)	89.5%	16,991	2.2%	(659,925)	87.2%

Income from operations	31,470	4.2%	16,991	2.2%	48,461	6.4%

	Quarter Ended March 31, 2011
	GAAP	%of Total	Share-based	%of Total		%of Total
	Result	Revenue	Compensation	Revenue	Non-GAAP Result	Revenue
	US$ ’000		US$ ’000		US$ ’000
	(unaudited)		(unaudited)		(unaudited)

Leased-and-operated hotel costs	(90,519)	78.3%	—	0.0%	(90,519)	78.3%
Personnel costs of Franchised-and-managed hotels	(1,567)	1.4%	—	0.0%	(1,567)	1.4%
Sales and marketing expenses	(1,520)	1.3%	—	0.0%	(1,520)	1.3%
General and administrative expenses	(9,766)	8.5%	2,595	2.2%	(7,171)	6.2%

Total operating costs and expenses	(103,372)	89.5%	2,595	2.2%	(100,777)	87.2%

Income from operations	4,807	4.2%	2,595	2.2%	7,402	6.4%

	Quarter Ended December 31, 2010
	GAAP	%of Total	Share-based	%of Total		%of Total
	Result	Revenue	Compensation	Revenue	Non-GAAP Result	Revenue
	RMB ’000		RMB ’000		RMB ’000
	(unaudited)		(unaudited)		(unaudited)

Leased-and-operated hotel costs	(577,401)	72.4%	—	0.0%	(577,401)	72.4%
Personnel costs of Franchised-and-managed hotels	(12,030)	1.5%	—	0.0%	(12,030)	1.5%
Sales and marketing expenses	(7,282)	0.9%	—	0.0%	(7,282)	0.9%
General and administrative expenses	(52,234)	6.5%	15,705	2.0%	(36,529)	4.6%

Total operating costs and expenses	(648,947)	81.3%	15,705	2.0%	(633,242)	79.4%

Income from operations	100,367	12.6%	15,705	2.0%	116,072	14.6%

	Quarter Ended March 31, 2010
	GAAP	%of Total	Share-based	%of Total		%of Total
	Result	Revenue	Compensation	Revenue	Non-GAAP Result	Revenue
	RMB ’000		RMB ’000		RMB ’000
	(unaudited)		(unaudited)		(unaudited)

Leased-and-operated hotel costs	(521,777)	76.4%	—	0.0%	(521,777)	76.4%
Personnel costs of Franchised-and-managed hotels	(9,623)	1.4%	—	0.0%	(9,623)	1.4%
Sales and marketing expenses	(7,474)	1.1%	—	0.0%	(7,474)	1.1%
General and administrative expenses	(40,435)	5.9%	9,361	1.4%	(31,074)	4.6%

Total operating costs and expenses	(579,309)	84.8%	9,361	1.4%	(569,948)	83.5%

Income from operations	61,647	9.0%	9,361	1.4%	71,008	10.4%

Note 1:	The conversion of Renminbi (“RMB”) into United States dollars (“US$”) is based on rate of US$1.00=RMB6.5483 on March 31, 2011, representing the certificated exchange rate published by the Federal Reserve Board.

Home Inns & Hotels Management Inc.
Reconciliation of GAAP and Non-GAAP Results (continued)

	Quarter Ended
	March 31,	December 31,	March 31,
	2010	2010	2011
	RMB ’000	RMB ’000	RMB ’000	US$ ’000
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Net income attributable to Home Inns’ shareholders (GAAP)	46,052	33,045	32,519	4,967
Foreign exchange loss, net	319	1,854	1,568	239
Share-based compensation	9,361	15,705	16,991	2,595
Gain on buy-back of convertible bonds	(500)	—	—	—
Issuance costs for convertible notes	—	42,559	—	—
Loss/(gain) on change in fair value of convertible notes	—	9,040	(15,086)	(2,304)
Adjusted net income attributable to Home Inns’ shareholders (Non-GAAP) (Net income attributable to Home Inns’ shareholders excluding foreign exchange loss, share-based compensation, gain on buy-back of convertible bonds, issuance costs for convertible notes and loss(gain) on change in fair value of convertible notes)	55,232	102,203	35,992	5,497

	Quarter Ended
	March 31,	December 31,	March 31,
	2010	2010	2011
	RMB ’000	RMB ’000	RMB ’000	US$ ’000
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Earnings per share (GAAP)
— Basic	0.57	0.41	0.40	0.06

— Diluted	0.54	0.39	0.06	0.01

Weighted average ordinary shares outstanding
— Basic	80,330	81,575	81,811	81,811

— Diluted	84,873	85,052	91,413	91,413

Adjusted earnings per share (Non-GAAP)
(Earnings per share excluding foreign exchange loss, share-based compensation, gain on buy-back of convertible bonds, issuance costs for convertible notes, loss(gain) on change in fair value of convertible notes and due diligence costs)

— Basic	0.69	1.25	0.44	0.07

— Diluted	0.65	1.20	0.39	0.06

Weighted average ordinary shares outstanding
— Basic	80,330	81,575	81,811	81,811

— Diluted	84,873	85,052	91,413	91,413

Note 1:	The conversion of Renminbi (“RMB”) into United States dollars (“US$”) is based on rate of US$1.00=RMB6.5483 on March 31, 2011, representing the certificated exchange rate published by the Federal Reserve Board.

Home Inns & Hotels Management Inc.
Reconciliation of GAAP and Non-GAAP Results (continued)

	Quarter Ended
	March 31,	December 31,	March 31,
	2010	2010	2011
	RMB ’000	RMB ’000	RMB ’000	US$ ’000
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Net income attributable to Home Inns’ shareholders	46,052	33,045	32,519	4,967
Interest income	(1,615)	(3,374)	(5,084)	(776)
Interest expenses	435	891	6,264	957
Income tax expense	17,796	20,269	15,688	2,396
Depreciation and amortization	83,008	81,349	88,094	13,453

EBITDA (Non-GAAP)	145,676	132,180	137,481	20,997

Foreign exchange loss, net	319	1,854	1,568	239
Share-based compensation	9,361	15,705	16,991	2,595
Gain on buy-back of convertible bonds	(500)	—	—	—
Issuance costs for convertible notes	—	42,559	—	—
Loss/(gain) on change in fair value of convertible notes	—	9,040	(15,086)	(2,304)
Adjusted EBITDA (Non-GAAP) (EBITDA excluding excluding foreign exchange loss, share-based compensation, gain on buy-back of convertible bonds, issuance costs for convertible notes and loss(gain) on change in fair value of convertible notes)	154,856	201,338	140,954	21,527

%of total revenue	22.7%	25.2%	18.6%	18.6%

Home Inns & Hotels Management Inc.
Operating Data

	As of and for the quarter ended
	March 31, 2010	December 31, 2010	March 31, 2011

Total Hotels in operation:	638	818	848
Leased-and-operated hotels	390	454	454
Franchised-and-managed hotels	248	364	394

Total rooms	74,256	93,898	97,321

Occupancy rate (as a percentage)	90.5%	90.4%	85.1%

Average daily rate (in RMB)	159	173	165

RevPAR (in RMB)	144	156	140
Like-for-like performance for hotels opened for at least 18 months during the current quarter

	As of and for the quarter ended
	March 31, 2010	March 31, 2011

Total Hotels in operation:	569	569
Leased-and-operated hotels	370	370
Franchised-and-managed hotels	199	199

Total rooms	67,099	67,099

Occupancy rate (as a percentage)	92%	90%

Average daily rate (in RMB)	159	166

RevPAR (in RMB)	147	149

*	“Occupancy rate” refers to the total number of occupied rooms divided by the total number of available rooms in a given period.

“Average daily rate” refers to total hotel room revenues divided by the total number of occupied rooms in a given period.

“RevPAR” represents revenue per available room, which is calculated by dividing total hotel room revenues by the total number of available rooms in a given period, or by multiplying average daily rates and occupancy rates in a given period.